KH 8/17

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

11021683

SEC FILE NUMBER
8- 66180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PGP CAPITAL ADVISORS, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 SANTA MONICA BLVD. #910
(No. and Street)

Los Angeles   CA   90025
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEWART M. KIM   310-268-0885
                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIM & LEE CORPORATION, CPAs
(Name – if individual, state last, first, middle name)

3600 WILSHIRE BLVD. #1814   Los Angeles   CA   90010
(Address)   (City)   (State) (Zip Code)

CHECK ONE:
- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 8/17

OATH OR AFFIRMATION

I, __*STEWART M. KIM*_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__*PGP CAPITAL ADVISORS, LLC*_____, as
of _____*DECEMBER 31*_____, 20 *10*___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____*N/A*_____

_____

_____

_____[Signature]_____
Signature

_____*MANAGING PARTNER*_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. *(CASH FLOWS)*
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. — *CORRECTED*
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. — *CORRECTED*
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PGP CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

WITH

INDEPENDENT AUDITORS' REPORT

PGP CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2010

CONTENTS	PAGE

INDEPENDENT AUDITORS' REPORT — 3

FINANCIAL STATEMENTS:

Balance sheet — 4

Statement of operations — 5

Statement of changes in member's equity — 6

Statement of cash flows — 7

Notes to financial statements — 8

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission — 10

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission — 11

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission — 12

Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts — 13

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 — 14



KIM & LEE
CORPORATION

3600 Wilshire Blvd., Suite 1854
Los Angeles, California 90010
t 213. 387. 0000 f 213. 387. 2472
mail@kimleecpas.com
www.kimleecpas.com

INDEPENDENT AUDITORS' REPORT

To the Member
PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)
Los Angeles, California

We have audited the accompanying balance sheet of PGP Capital Advisors, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2010, and the results of its operations, changes in member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kim & Lee

Los Angeles, California
February 10, 2011

PGP CAPITAL ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	25,075
Total current assets		25,075

TOTAL ASSETS $ 25,075

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	6,883
Due to parent (NOTE 2)		7,517
Total current liabilities		14,400

MEMBER'S EQUITY 10,675

TOTAL LIABILITIES AND MEMBER'S EQUITY $ 25,075

See auditors' report and accompanying notes to financial statements.

PGP CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE		
Fee income	$	354,900
		354,900
OPERATING EXPENSES		
Salaries and wages		278,848
Payroll taxes		22,704
Donation		1,500
Employee benefit		2,236
Insurance expense		34,018
Meals & entertainment		90,367
Professional fees		83,011
Regulatory fees		22,085
Rent expense		92,958
Travel		40,329
Utilities		20,323
Other expense		78,847
Total operating expenses		767,226
LOSS FROM OPERATIONS		(412,326)
OTHER INCOME		
Interest income, net		253
Other income		19,019
Total other income		19,272
LOSS BEFORE INCOME TAX PROVISION		(393,054)
PROVISION FOR INCOME TAXES (NOTE 1)		800
NET LOSS	$	(393,854)

See auditors' report and accompanying notes to financial statements.

PGP CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

BEGINNING BALANCE, JANUARY 1, 2010	$	404,529
Net loss		(393,854)
ENDING BALANCE, DECEMBER 31, 2010	$	10,675

PGP CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(393,854)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in assets:		
Account receivable		17,500
Prepaid expense		832
Decrease in liabilities:		
Accounts payable		(9,788)
Due to Parent		(64,707)
Total adjustments		(56,163)
Cash used in operating activities		(450,017)
DECREASE IN CASH AND EQUIVALENTS		(450,017)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		475,092
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	25,075

CASH PAID DURING THE YEAR FOR:

Income taxes	$	800
Interest expense	$	547

See auditors' report and accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of PGP Capital Advisors, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Business Activities

PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), a Delaware Limited Liability Company, is a wholly owned subsidiary of PGP Holdings, LLC (the "Parent"). The Company is a boutique investment bank that is registered as a Securities Broker-Dealer regulated by the Financial Industry Regulatory Authority and provides high-impact, tailored services in connection with mergers and acquisitions, private placements and corporate finance for publicly-traded and privately-held corporations.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax purposes and, accordingly, income or loss of the Company flows through to the member of the Company. The Company recorded $800 in California state taxes for the year ended December 31, 2010.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In accordance with FASB ASC Topic No. 855, Subsequent Events, the Company evaluated subsequent events for recognition or disclosure through February 10, 2011, the date the accompanying financial statements were available to be issued.

Note 2 - Related Party Transactions and Expense Sharing Agreement

Effective October 1, 2009, the Company entered into a revised expense sharing agreement (the "Agreement") with the Parent whereby the Company agreed to share certain percentages of common expenses with the Parent, as specified in the Agreement. The total amounts allocated for operating expenses from the Parent to the Company totaled approximately $339,000 and allocated operating expenses from the Company to the Parent totaled approximately $48,000 for the year ended December 31, 2010. The amount due to the Parent totaled approximately $8,000 at December 31, 2010.

SUPPLEMENTARY INFORMATION

PGP CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net Capital:

Total member's equity	$	10,675
Total member's equity qualified for net capital		10,675

Deductions:

Non-allowable assets		-
Tentative net capital		10,675
Net capital	$	10,675

Aggregate indebtedness:

Items included in statement of financial condition	$	14,400
Total aggregate indebtedness	$	14,400

Computation of basic net capital requirement:

Minimum net capital required	$	5,000

Excess capital	$	5,675

Ratio: aggregate indebtedness to capital		134.89%

Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2010):

Net capital as reported in Company's Part II-A (unaudited) FOCUS Report	$	10,675
Income tax payable		-
Net capital per above	$	10,675

PGP CAPITAL ADVISORS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(i).

PGP CAPITAL ADVISORS, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(i).

PGP CAPITAL ADVISORS, LLC
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2010

Not Applicable

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member
PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC) (the "Firm"), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Los Angeles, California
February 10, 2011